SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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INTERNAL REGULATIONS OF THE STATUTORY AUDIT AND RISK COMMITTEE

1.	Subject Matter and Purpose

1.1	Centrais Elétricas Brasileiras S.A. — Eletrobras’s ("Eletrobras" or “the Company”) Board of Directors (“the Board" or “BOD"), through the use of the powers vested therein, has approved of these Internal Regulations ("Regulations") for the Statutory Audit Committee (“the Committee" or "CAE"), a permanent body established under the Company’s articles of incorporations pursuant to art. 160 of Federal Law no. 6.404/1976, in order to regulate its corporate structure, operations, and its relationship with the remaining bodies that are part of the Company and the Eletrobras Group, subject to the provisions set forth in the Board of Directors’ Internal Regulations, the Company's Articles of Incorporation (“the Articles of Incorporation”), current legislation, including the Sarbanes-Oxley Act and regulations issued by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

1.2	The CAE is directly linked to the Board of Directors and seeks to advise the Board of Directors at Eletrobras, Eletrobras Chesf, Eletrobras Eletropar, Eletrobras CGT-Eletrosul, Eletrobras Eletronorte, Santo Antonio Energia S.A. - SAESA and, whenever applicable, subject to the rules established by the Holding Company’s Board of Directors and the remaining companies that make up the Eletrobras Group, in fulfilling their responsibilities with regards to orientations and senior management, which consist of, but are not limited to, the analysis and issuing of recommendations regarding internal auditing process, accounting and independent auditing, risk management, internal controls and financial management, in order to offer greater efficiency and quality in decisions made by Eletrobras Group's boards of directors in relation to matters involving the areas for which they are responsible.

1.2.1.	Members of the CAE, in carrying out the responsibilities and duties described in these Regulations, do not perform the function of auditor or accountant.

1.2.2.	The planning or conducting of audits and statements with regards to the completeness, accuracy and observance of the generally accepted accounting principles of the Company's financial statements are not the CAE’s responsibility and remain the responsibility of management and independent auditors.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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2.	Structure, Remuneration and Expenses

2.1.	The CAE, with the prerogatives, attributions and charges provided for under the Articles of Incorporation, applicable regulations and in these Regulations, will be composed of 3 (three) to 5 (five) effective members, without alternates, that fulfill requirements for independence.

2.2.	The members of the Committee will be selected from the Board of Directors, among their peers and/or external market professionals that do not maintain a current employment/statutory relationship with the Company. There will be a minimum of 2 (two) members of the Board of Directors serving on the Committee that do not participate in Eletrobras’s Executive Board (“the Executive Board" or “DEE”). These members will fulfill a management mandate of up to 2 (two years), with a capacity to be re-elected 4 (four) times without interruption of the mandate up to a maximum mandate of 10 (ten) years, under the terms of the regulations issued by the CVM (Brazilian Securities and Exchange Commission).

2.3.	After having served a mandate for any period of time, and in the event that this mandate comes to be interrupted, the members of the Committee may only rejoin such a body at the Company, after a minimum period of 3 (three) years beginning at the end of the most recent mandate, notwithstanding the possibility of reelection, pursuant to item 2.2.

2.4.	The remuneration received by members of the CAE will be fixed by Eletrobras’s Board of Directors.

2.5.	The CAE will elect a Coordinator from among its members.

2.6.1	The CAE will elect a substitute Coordinator in cases in which they are absent or temporary impeded from discharging their duties.

2.6.	Members of the Committee will be reimbursed by the Company for expenses related to transport and food and lodging, necessary for carrying out their function, under the terms of the Articles of Incorporation.

3	Requirements for Investiture, Possession and Mandate

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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3.1	Members of the CAE must observe the same investiture requirements and prohibitions imposed under legislation applicable to BOD members.

3.2	The responsibilities of the members of the Board of Directors described in Eletrobras' internal Policies and regulations apply to the members of the Committee. Highlighted from among these regulations is the Policy for the Disclosure and Use of Information Relevant to the Trading of Securities, the Code of Conduct, Code of Governance Practices and other applicable internal rules.

3.3	The following section presents minimum conditions for joining the Committee, without prejudice to the provisions contained in item 3.4:

I – Members must not be or have been, within the five (5) years prior to their being appointed to the Committee:

a) an officer or employee of the Company or its parent company, controlled companies, subsidiaries, affiliates or companies under common control, either directly or indirectly; and

b) technical manager, director, manager, supervisor or any other member of management involved in the auditing process at the Company;

II – fulfill all conditions and requirements for independence established in CVM Resolution No. 23/2021 or supervening legislation/regulations and American legislation.

3.4	Fulfillment of the independence criteria established in CVM Resolution No. 23/2021, as well as in item 3.3 above, must be recorded in the minutes for the meeting of the Board of Directors that elects the members of the CAE, which will receive a prior opinion from the People Management Committee – CPES.

3.5	The election of an external market professional as a member of the Committee will be conditional upon prior analysis of integrity by the Company and the prior opinion of eligibility from CPES.

3.6	Election to the CAE is exempt from prior analysis by the CPES in the following circumstances: (i) a candidate that is already a member of the BOD; (ii) a candidate for re-election; and (iii) an external market professional that has previously been a member of the BOD, provided that the respective time interval between the date on which the BOD is dissolved and election as a member of the Committee does not exceed 30 days, without prejudice to presentation of the documentation described in item 3.7.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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3.7	Investiture into the position will take place through the execution of an instrument of investiture in the book of meeting minutes for the CAE, adhering to the period referred to in art. 149, § 1, of Federal Law no. 6.404/76, accompanied by the presentation and filing of the following signed documents:

a)	Report on direct or indirect ownership of securities at Eletrobras and its subsidiaries;
b)	Declaration of Adherence to the Policy for Disclosure of Information and Trading of Securities at Eletrobras companies and their remaining Appendices, if applicable;
c)	Declaration of consent referred to in the B3 Corporate Governance Level 1 Listing Regulation; and
d)	Declaration of Consent to the Company's Code of Ethical Conduct and Integrity.

3.8	Members of the CAE that have already presented these documents to the Company for the purposes of investiture into the position of Director are exempt from presenting the documents listed in item 3.7 and are only required to sign the investiture agreement.

3.9	Compliance with the requirements of this third chapter must be proven through means of documentation maintained at the Company's headquarters for a minimum period of 5 (five) years, counted from the end date of the CAE member's mandate, subject to the provisions contained in art. 147 of Federal Law No. 6.404/76.

3.10	Members of the Committee may be dismissed by the justified vote on the part of an absolute majority of the Board, and the dismissal must be communicated to the CVM within 10 (ten) days of the meeting of the Board of Directors at which such matter is deliberated upon.

3.11	In cases involving resignation and/or removal from the CAE, the Committee may, on a temporary basis, operate with only two members serving a mandate, and a third member must be elected by the Board within 30 (thirty) days of the date of resignation.

4	Structure

4.1	The Committee will received support from the Governance Officer and Eletrobras’s Governance Secretariat.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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4.2	The Committee shall be given autonomy in operations and the allocation of budget, annually or per project, within limits approved by the Board, in order to conduct or deliberate upon the carrying out of consultations, evaluations and investigations within the scope of its activities, including the contracting of independent external specialists, as well as to assume responsibility for its ordinary expenses.

4.3	The Committee's budget will be proposed directly to the Board of Directors by the CAE through Eletrobras’s Governance Secretariat.

4.4	The Company will provide all the resources necessary for proper functioning of the Committee, including the provision of staff and the adequate sizing and structuring of the Governance Officer and Governance Secretariat to ensure that this body receives infrastructure and personnel that is adequate in assisting in the CAE's work and oversee the respective meetings.

4.5	The CAE will receive support from the organizational areas of the Eletrobras Group involved in matters within the Committee's scope of authority, such as internal audits, accounting, complaints, compliance, internal controls, and risk management, which will be responsible for offering instructions with regards to matters within the scope of the CAE's powers to their respective companies. The CAE may also request that specific diligence be implemented within the scope of its authority.

4.6	The organizational areas at Eletrobras’s holding involved in the processes and activities carried out by the CAE will also act as coordinators for unified reports of relevant issues affecting these areas and that include the Eletrobras Group within its scope.

4.7	The Committee will be provided with access to complaints, including those of a confidential nature both internal and external to the Company, in areas related to its activities, through the independent reporting channel managed by Eletrobras' Governance, Risks and Compliance Board, as well as monitor the Company's performance in addressing such manifestations, with a focus on mitigating corporate risks.

5	Powers

5.1	The CAE will be vested with the following powers:

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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In relation to Independent Auditors

i.	Opinion on the contracting and dismissal of independent auditors providing independent external audits or for any other service;
ii.	Offering an opinion regarding the establishment of fees of any nature on the part of independent auditors;
iii.	Evaluate and analyze, in a retrospective manner and on an annual basis, the services provided by independent auditors over the course of the year.
iv.	Supervise the activities carried out by independent auditors and assess their independence, the quality of the services provided and the appropriateness of such services with regards to the company’s needs;
v.	Offer an opinion on any contracts involving independent auditors, including for the provision of services to the Eletrobras Group that are not related to auditing;
vi.	Develop an understanding annual work plan of the independent auditors for the current fiscal year;

In relation to Financial Statements and Liability Litigation

vii.	Supervise activities related to the preparation of Company information for the quarter and financial statements, monitoring the preparation process and bringing their findings to the attention of the Board of Directors;
viii.	Discuss the result of examination of the Company’s financial statements and other significant issues that may affect the reliability of these statements with the Board and independent auditors;
ix.	Supervise the quality and integrity of the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not forecast to the structure of standard reports on financial statements;
x.	Assist the Board of Directors in analyzing annual and quarterly consolidated financial statements, prepared in accordance with international accounting practices (IFRS), with regards to compliance with legal and regulatory requirements and the adequate portrayal of the Company's economic and financial situation, for filing with the Brazilian Securities and Exchange Commission (CVM) and Securities and Exchange Commission (SEC);

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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xi.	Monitor the development of liability litigation (civil, labor, tax, environmental, among others), the risk of loss, and the legal measures adopted by the company;
xii.	Supervise the appropriateness of accounting provisions in relation to opinions from the legal department;
xiii.	Monitor the management of liabilities related to compulsory loans;

In relation to Internal Auditing

xiv.	Supervise the quality and integrity of internal audits and processes at Eletrobras and its subsidiaries, monitoring their independence, effectiveness and whether sufficient structure has been made available;
xv.	Adhere to recommendations issued under internal audits and the degree of service provided by the management at Eletrobras and its subsidiaries;
xvi.	Offer opinions on the annual internal auditing plan, including any amendments, and the annual report on internal auditing, as well as proposals for regulations, the establishment of powers and regulation of operations related to Internal Audits at Eletrobras and its subsidiaries;
xvii.	Offer an opinion on the budget allocated for Internal Audit at Eletrobras;
xviii.	Carry out a formal evaluation of the manager responsible for internal auditing at Eletrobras on an annual basis;
xix.	Offer an opinion on the appointment and dismissal of the manager responsible for internal auditing at Eletrobras and its subsidiaries;
xx.	Receive, on an annual basis, the result of formal evaluations carried out by the Board of Directors at Eletrobras’s subsidiaries responsible for internal auditing on an annual basis, ;

In relation to Internal Controls

xxi.	Supervise the quality and integrity of internal control mechanisms and the activities carried out in the area, as well as assess the internal control environment at its different levels, authorizations and responsibilities linked to preparation of Eletrobras' financial statements;

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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xxii.	Monitor and analyze recommendations and the internal control report prepared by independent auditors, as well as the tests and reports on internal controls related to financial, accounting, legal and ethical aspects prepared during internal auditing, including responses from the company's management to the recommendations made with regards to controls and non-conformities;
xxiii.	Monitor and supervision the implementation and compliance in relation to recommendations for internal controls on the part of company management, including those prepared by the CAE, in order to eliminate or mitigate any relevant deficiencies that are identified;

In relation to Risk Management

xxiv.	Evaluate and monitor the corporate risk matrix and map of corporate risk at Eletrobras and its subsidiaries, as well as the effectiveness and sufficiency of controls and risk management systems, and propose improvements;
xxv.	Evaluate and monitor Eletrobras and its subsidiaries’ exposure to risk.
xxvi.	Advise the Board with regards to the establishment of policies related to risk assessment and management;
xxvii.	Supervise compliance with the Risk Management Policy, identifying potential improvements that can be made to the risk management system;

In relation to Compliance

xxviii.	Supervise implementation of Eletrobras’s Integrity Program, recommend potential improvements and analyze related reports forwarded to the Board of Directors;
xxix.	Evaluate and monitor, together with management and internal auditing, the appropriateness of actions taken to prevent and combat fraud and corruption;
xxx.	Evaluate, monitor and recommend to management, within the scope of the CAE's attributions, the correction or improvement of the company's internal policies, including the policy for transactions carried out between related parties;

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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xxxi.	Receive and analyze information from the Executive Board, the independent auditing, and internal auditing regarding deficiencies in internal controls, the disclosure of financial information and fraud involving managers or employees, recommending that the appropriate measures be taken;
xxxii.	Inform the Board of Directors of the existence or evidence of error or fraud, which come to the attention of the CAE, consisting of:
•	a failure to comply with legal and regulatory standards that jeopardize continuity of the institution;
•	fraud involving any amount perpetrated by third parties or the Company’s officers and employees; and
•	errors that result in relevant inaccuracies in the Company's financial statements.

In relation to complaints

xxxiii.	Receive and decide upon the processing of complaints, including those of a confidential nature that are both internal and external to the Company, in matters related to the scope of its activities, in addition to analyzing internal procedures related to such matters, including protection of the person(s) providing such information (anonymity and guaranteed confidentiality), through means of the independent reporting channel managed by Eletrobras and duly monitored by the Committee;
xxxiv.	Monitor and supervise the activities carried out by reporting hotline and the management of issues reported, including infractions of an ethical nature, with a focus on mitigating corporate risks, and develop an understanding of the department’s reports;
xxxv.	Monitor complaints and recommendations involving conflicting high level work flows, as well as those involving a high degree of materiality and/or relevant associated risk;
xxxvi.	Provide an opinion regarding the preparation of policies and procedures related to the management of consequences, as well as work flows and management of complaints;

In relation to Health Care Benefits and Complementary Pension

xxxvii.Monitor	indicators, risks and proposals for optimizing the provision of health care and supplementary pension benefits sponsored and/or maintained by Eletrobras companies;

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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In relation to Transactions with Related Parties

xxxviii.	Monitor compliance with the Related Party Transactions Policy and relevant regulations;
xxxix.	Evaluate and monitor, together with management, the departments for internal auditing, internal controls, and accounting, a system of internal controls used to disclose transactions with related parties, as well as the appropriateness of transactions carried out with related parties within the scope of the Board of Directors’ activities in accordance with the Regulation of Authorization at Eletrobras Companies and applicable regulations.

In relation to Regulations

xl.	Monitor, within the scope of the CAE's authorizations and using a risk-based perspective, the activities carried out by regulatory and supervisory bodies in relevant areas, as well as monitor discussions and potential regulatory changes that may have a material effect on the company's results;
xli.	Monitor, within the scope of the CAE's authorizations and using a risk-based perspective, the management of demands, ongoing administrative processes and sanctions issued by regulatory agents;
xlii.	Monitor compliance with the conditions imposed under applicable Brazilian or foreign corporate laws and regulations, including the provisions contained in the Sarbanes-Oxley Act and regulations issued by SEC and the NYSE;
xliii.	Monitor, within the scope of the CAE's authorizations and using a risk-based perspective, the process of preparing Reference Form, Corporate Governance Report, Eletrobras’s Annual Report and the Management Discussion and Analysis (MD&A), discussing, in advance, the parameters are to be established together with each party involved with regards to documents and reports supporting the information presented;

In relation to Corporate Operations

xliv.	Monitor, within the scope of the CAE's authorizations and using a risk-based perspective, corporate mergers, incorporations and spin-off operations involving the Eletrobras Group and affiliates;

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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xlv.	Monitor, within the scope of the CAE's authorizations and using a risk-based perspective, preparation and execution of investment and divestment plans within the Eletrobras Group;

In relation to Financial Management

xlvi.	Analyze annual budgets and multiannual business and investment plans, as well as the company’s remaining plans that are under the responsibility of the Board of Directors, from the perspective of financial viability and discipline in the allocation of capital;
xlvii.	Monitor the financial execution of capital projects and adherence to budgeted amounts;
xlviii.	Analyze, within the scope of the CAE's authorizations and using a risk-based perspective, the Company's financial policies and recommend any necessary adjustments;
xlix.	Analyze, within the scope of the CAE's authorizations and using a risk-based perspective, and issue recommendations with regards to the remuneration of shareholders;

In relation to Committee Self-Governance

l.	Establish a program and annual work schedule for operations and submit them, as well as any respective changes, for approval from the Board of Directors;
li.	Prepare an annual report containing information on the activities, results, conclusions and recommendations, and record, if applicable, any significant divergences between management, independent auditors and the CAE in relation to financial statements;
lii.	Recommend that policies, practices and procedures identified within the scope of the Committee’s powers be corrected or improved;
liii.	Participate in formal evaluations of the manager responsible for internal auditing on an annual basis and, when applicable, of the person responsible for the Governance Secretariat;

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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5.2	The members of the Committee shall be given access to the entirety of the information and documents necessary in fulfilling their duties by the Governance Officer and Eletrobras’s Governance Secretariat.

5.3	Members of the CAE will be given full independence in exercising their duties, and must ensure that the information received remains confidential, subject to applicable legal, statutory and regulatory provisions.

5.4	The Committee Coordinator shall be responsible for the following acts:

a)	issue calls for meeting, install and preside over meetings of the Committee;
b)	approve the agenda for Committee meetings;
c)	guarantee, with support from the Governance Officer and Eletrobras’s Governance Secretariat, that the members of the Committee receive complete and timely information regards agenda items addressed at meetings;
d)	decide whether to invite participants that are external to the Committee to meetings, including external and/or specialists from the Company, resolving any issues involving a conflict of interest;
e)	inform the Board Chair of the activities carried out by the Committee and any recommendations, analysis, opinions and reports provided and/or approved at Committee meetings;
f)	provide a report on the work, opinions, demands and conclusions of the Committee at regular meetings of the Board of Directors, participating in the meetings whenever possible;
g)	coordinate the Committee’s annual evaluation process in accordance with the guidelines established by the Board;
h)	propose complementary rules necessary for the Committee's performance;
i)	submit the annual work schedule to the Board of Directors;
j)	perform other acts of a technical or administrative nature necessary for the exercise of its functions;
k)	represent the Committee in its relationship with the Company's Board of Directors and internal and independent audits, internal bodies and committees, signing, whenever necessary, correspondence, opinions, invitations and reports addressed to them;

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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l)	prepare the Committee's annual budget proposal, or respective amendments, for the consideration and ratification of the Company's Board of Directors; and
m)	request that the Executive Board contract specialized services, when necessary in guaranteeing the proper performance of the Committee; and
n)	guarantee faithful compliance with these Regulations.

5.4.1	The Committee Coordinator, accompanied by other Committee members, when necessary or convenient, shall:

a)	report monthly to the Board of Directors regarding the Committee's work, opinions, demands and conclusions;
b)	periodically interact with the PCA and report on the Committee's work and positioning;
b)	attend the Company's annual general meetings.

5.5	The Governance Secretariat is responsible for the following actions:

a)	advise the Coordinator in defining agendas, with preparation of the annual work schedule, in the procedures necessary for the holding of Committee meetings and the monitoring of demands and measures (follow-up);
b)	forward calls for meetings for meetings of the Committees, including those sent to independent auditors, members of the Executive Board, employees, collaborators and consultants from the Company and any other participants in meetings, in accordance with the guidelines of the Coordinator;
c)	interact with members of the Executive Board, technical departments and other professionals at the Eletrobras Group, in order to fulfill requests for clarification and information regarding matters brought before the Committee;
d)	prepare, under the guidance of the Coordinator, a proposal for an annual calendar of ordinary meetings for submission to the Committee for approval at the final meeting of the year;
e)	supervising the preparation of the material to be distributed to the members of the Committee prior to the respective meetings, providing for timely and complete distribution;
f)	prepare minutes for Committee meetings;
g)	organize and safeguard documentation related to the activities carried out by the Committee;

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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h)	carry out remaining activities necessary in ensuring proper functioning of the Committee;
i)	providing technical support to the work of the Committee, preparing reports and spreadsheets and conducting technical analyses and studies on specific matters;
j)	providing advice on the content of the Committee's meeting agendas and on work related to the matters analyzed by the Committee, as well as those related to the areas of audit and internal controls;
k)	advise, upon a request being made by members of the CAE, on the technical analysis of the content of agendas submitted to the Committee; and
l)	provide the Committee with the logistical means necessary for its proper functioning.

6   Meetings

6.1	Ordinary meetings of the Committee must be held at a minimum each monthly in accordance with the approved annual calendar and, under extraordinary circumstances, when necessary, by the issuing of a call for meeting 7 (seven) days in advance or in a shorter period, if there is justified reason accepted by the Committee Coordinator.

6.1.1	Regardless of prior notice, the meeting attended by all members of the Committee will be considered valid.

6.1.2	The call for a meeting will be made by the Committee Coordinator, who will count on the assistance of the Governance Secretariat, and calls of a meeting by determination of the majority of the Committee members will also be valid.

6.1.3	Calls for meeting may be sent by electronic mail, automatic message from the Governance Portal or by other oral or written means, and will contain the following minimum information: (i) date, time and location/format of the meeting (in-person, remote or virtual); (ii) information on connecting to the meeting, if held remotely; (iii) guidance for access to the support material and the agenda of the meeting via the Governance Portal.

6.2	The support material and the agenda for the meeting should preferably be made available through the Governance Portal.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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6.3	The minimum period for requesting the inclusion of a specific item on the agenda is 8 (eight) business days and the minimum period for making the complete instruction materials available to Eletrobras’s Governance Secretariat is 7 (seven) days in advance of the date scheduled for the meeting, except in cases involving a justified exception authorized by the Committee Coordinator as a matter of urgency.

6.3.1	Given the deadlines for its preparation, the sending of financial statements at least 48 (forty-eight) hours in advance of the respective meeting will be considered regular, provided that every effort is made to observe the head provision to this article.

6.4	CAE members will meet:

a)	ordinarily, on the date and in the format, location and time established by the Coordinator together with the remaining members;
b)	at a maximum frequency of twice each quarter with Internal Auditing, guaranteeing a minimum of least 8 (eight) meetings per year;
c)	monthly with Eletrobras' Board of Directors;
d)	at least quarterly with independent auditors and quarterly with the Fiscal Council;
e)	with the Fiscal Council and Eletrobras' Board of Directors, and at the request of these Boards, discuss policies, practices and procedures identified within the scope of their respective powers;
f)	extraordinarily, through a call for meeting issued by Coordinator on an urgent basis to meet the company’s legitimate interests or avoid a loss of rights.

6.4.1	The monthly meeting held with the Board of Directors, referred to in item "c" of item 6.4 above, will take place within the framework of the Board’s ordinary meetings, at which time the Coordinator, or their designated substitute, will report to the other Directors regarding the work of the Committee during the corresponding period.

6.5	The Coordinator will determine the agendas for the meetings, taking the Annual Thematic Agenda, the priorities and demands defined by the Committee itself, and requests for advice made to the Board of Directors, as well requests issued by the Chair of the Board of Directors or any member of the Committee into consideration.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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6.6	Requests made with regards to the composition of the agenda, inclusion of extraordinary matters on the agenda and calls for extraordinary meetings of the Committee will be forwarded to the Governance Secretariat, which will submit the request to the Committee Coordinator, copying the Governance Officer.

6.7	The meeting’s agenda will consist of matters that are of an informative nature in order to monitor and advise the Board of Directors at Eletrobras, Eletrobras Chesf, Eletrobras Eletropar, Eletrobras CGT-Eletrosul, Eletrobras Eletronorte, and Santo Antonio Energia S.A. - SAESA.

6.8	Meetings of the Committee will be held at Eletrobras' headquarters or at a location previously defined by its members, and may also take place through means of teleconference, videoconference or any other means of simultaneous communication that ensures effective participation of members in the meeting, or virtually through means of an electronic deliberation circuit provided in the Governance Portal in order to deliberate upon matters under the responsibility of the Committee.

6.9	In situations that have been duly demonstrated as being urgent, the Committee may, through means of a decision from its Coordinator, deliberate between absentees at a meeting that has been virtually convened, provided that manifestations from members are provided through electronic mail and reproduced in the minutes for the meeting. Such correspondence must include signatures from the members that have manifested themselves.

6.10	Meetings of the Committee shall be held in the presence of a minimum of half of its members.

6.10.1	Sending a representative to Committee meetings is in the event that a member is unable to attend in not permitted as this function is non-delegable.

6.10.2	In the event of a tie, the Committee Coordinator shall exercise a casting vote.

6.10.3	Guests attending meetings shall not have the right to vote.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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6.11	Each meeting of the Committee shall be recorded in the respective minutes, which shall contain a record of the matters addressed, as well as opinions, requests, dissent, protests, recommendations, attendance and absences of members, and shall be drawn up in the form of a summary of the events that occurred. Additionally, (i) the minutes shall be made available on the Governance Portal for access by the members of the Board of Directors and the Committee, after having been read, approved and signed by those present at the meeting; and (ii) the minutes shall be filed at the Company's headquarters.

6.11.1	The matters addressed by the Committee and recorded in the minutes involving issues related to the subsidiaries will be reported to the respective General/Governance Secretariats.

6.12	The company's independent and internal auditors will be provided with full and unrestricted access to the content of the CAE minutes and their respective annexes and manifestations, subject to the transfer of confidentiality.

6.13	The members of the Committee may record their observations and recommendations regarding the matters dealt with in the Committee in the minutes of the meeting and/or in an opinion.

6.14	The Committee may request joint meetings with other Committee(s).

6.15	The minutes of the meetings of the Committee may be disclosed at the request of any of its members, provided that it is approved by a majority of its members, unless the Board of Directors understands that the disclosure may jeopardize the legitimate interest of the Company.

7    Responsibilities and Duties

7.1	Members of the Committee shall be subject to the same legal duties and responsibilities imposed upon the Directors under article 160 of Federal Law No. 6.404/76, including the duty to inform the Board of the existence of any conflicts of interest and ensuring that documents and information made available to them and which are not yet available to the public remain confidential.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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7.2	The confidentiality of the information must be maintained under the terms of Eletrobras’s Information Security policy and standards, as well as the legislation and other rules that regulate its activities.

7.3	CAE members shall inform the Committee, in full and in advance, of any conflict of interest, whether direct or indirect, that may exist regarding the matter submitted for their consideration, and shall also remove themselves from the meeting room, refrain from debating and offering an opinion on the subject and record their abstention in the meeting minutes.

7.5.	A detailed annual report prepared by the Committee shall remain at the Company's registered office for a period of five (5) years and contain a description of:

a) their activities, the results and conclusions reached and the recommendations made;

b) any situations in which there is a significant divergence between the Company's management, independent auditors and the Committee in relation to the Company's financial statements.

8. Evaluation

8.1.	The Committee shall annually carry out its performance evaluation, the results of which shall be sent by the Committee Coordinator for the Board's knowledge and evaluation.

8.2.	The performance evaluation process may be coordinated by independent external consultancy and will adopt the assumptions and methodologies established by the BOD.

9.	Amendment, Interpretation and Publication

9.1.	The guidelines related to the functioning of the Committee, including its scope operations, shall be defined by the Board. These Articles of Incorporation may be amended by the Board of Directors, including upon a proposal being made by the Committee or its Coordinator.

9.2.	In cases involving a lack of provisions in these Articles of Incorporation, the Committee Coordinator will apply the procedural rules contained in the Board of Directors’ Internal Regulations, insofar as they are not incompatible with the nature and function of this Committee and with the legal, regulatory and statutory provisions applicable to the CAE.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

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9.3.	This Regulations will enters into force as of the date on which it is approved by the Board of Directors and will be published on the Eletrobras Group companies’ websites.

10.	Annual Work Schedule

10.1.	The Committee will propose an Annual Work Schedule each year, which is to be approved by the Board of Directors and will contain monitoring items for the Committee, with thematic alignment in relation to the matters provided for in these Regulations and through means of unified reports coordinated by the responsible departments at Eletrobras’s holding.

These Internal Regulations were approved at the 965th meeting of Eletrobras’ Board of Directors (DEL 005/2023) on 01.27.2023 and updated on 03.25.2024 at the 1008th meeting of the Board of Directors through means of Resolution No. 033/2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.